   As filed with the Securities and Exchange Commission on January 5, 2000.
                                                    Registration No. 333-     .
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                ---------------
                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                            SUMMIT SECURITIES, INC.
            (Exact Name of Registrant as Specified in its Charter)

                                ---------------
        Idaho           601 West First Avenue Spokane,       82-0438135
   (State or other     Washington 99201-5015 (509) 838-   (I.R.S. Employer
   jurisdiction of                   3111               Identification No.)
   Incorporation or
    organization)

                                ---------------
                             Tom Turner, President
                            Summit Securities, Inc.
                             601 West First Avenue
                        Spokane, Washington 99201-5015
                                (509) 838-3111
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                With copies to:

         Susan Thomson, Esq.                    Robert J. Ahrenholz, Esq.
      Associate General Counsel                       Kutak Rock LLP
        601 West First Avenue               717 Seventeenth Street, Suite 2900
      Spokane, Washington 99201                   Denver, Colorado 80202
            (509) 838-3111                            (303) 297-2400

                                ---------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

  If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
                                                  Proposed          Proposed
                                     Amount        maximum           Maximum         Amount of
       Title of each class            to be    offering price       Aggregate       Registration
 of securities to be registered    registered     per unit    Offering Price (1)(2)   Fee (3)
------------------------------------------------------------------------------------------------
Investment Certificates, Series
 B...............................  $50,000,000       --            $50,000,000        $13,200
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a).
(2) Includes $28,000,000 of certificates that remains unsold and is being carried forward from Registration Statement No. 333-71085 pursuant to Rule 429 of the Securities Act of 1933, for which a filing fee of $7,392 was previously paid.
(3) A filing fee of $7,392 was previously paid for the $28,000,000 of certificates carried forward from Registration Statement No. 333-71085 pursuant to Rule 429.

                                ---------------
  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

  Pursuant to Rule 429 under the Securities Act of 1933, the prospectus included in this Registration Statement also relates to securities registered and remaining unissued under Registration Statement No. 333-71085 previously filed by the Registrant. This Registration Statement also constitutes post-effective amendment No. 1 to Registration Statement No. 333-71085.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. These + +securities may not be sold nor may offers to buy be accepted before the time + +this prospectus is delivered in final form. This prospectus is not an offer +
+to sell these securities and it is not soliciting an offer to buy these       +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  Subject to completion dated January 5, 2000.

[LOGO OF SUMMIT SECURITIES]
                                   PROSPECTUS

                            SUMMIT SECURITIES, INC.
                 $50,000,000 Investment Certificates, Series B

Summit is offering investment certificates with the following terms:

 . The certificates are unsecured debt instruments, senior only to our outstanding equity securities.

 . The certificates rank equally with our unsecured debt and are subordinate to all of our secured debt.

       Minimum                                                                  Annual
      Investment                Term to Maturity                           Interest Rate(1)
      ----------                ----------------                           ----------------
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                               --------
                                                                                       %

-----
(1) You may elect one of three options to receive principal and interest payments on the certificates: (1) to receive interest monthly, quarterly, semi-annually or annually, without compounding, (2) to leave the interest with Summit and it will compound semi-annually, or (3) at the above identified installment terms, to receive equal monthly installments of principal and interest in accordance with an amortization schedule that you select.

  You should consider carefully the risk factors beginning on page 9 in this prospectus.

                                       Per Certificate          Total
                                       ---------------          -----
Public offering price.................       100%            $50,000,000
Underwriting discounts and
 commissions*.........................    0% to 6%         None-$3,000,000
Maximum proceeds to Summit (before
 expenses)............................   100% to 94%   $50,000,000-$47,000,000

-----
* You will not incur a direct sales charge. Certificates earn interest, without deduction for underwriting discounts or commissions. We will reimburse our underwriters for commissions paid to licensed securities sales representatives. Sales commission rates on the sale of certificates depend upon the terms of the sale and upon whether the sales are reinvestments or new purchases. See "PLAN OF DISTRIBUTION."

 . Currently, there is no trading market for the certificates and you should not expect one to be established in the future.
 . The certificates are being issued only in book-entry form.
 . This offering of certificates is subject to withdrawal or cancellation by
  Summit without notice.
 . We are offering the certificates on a continuous, best efforts basis, and there is no minimum amount of certificates that must be sold.
 . You may not purchase certificates pursuant to this prospectus after January
  31, 2001.

  The certificates are obligations of our company and they are not insured or guaranteed by any governmental agency, any insurance company, any affiliate of our company or any other person or entity.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

                    METROPOLITAN INVESTMENT SECURITIES, INC.

                  The date of this prospectus is       , 2000.

                               TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS..................................................   2
PROSPECTUS SUMMARY..........................................................   3
RISK FACTORS................................................................   9
USE OF PROCEEDS.............................................................  10
DESCRIPTION OF CERTIFICATES.................................................  10
PLAN OF DISTRIBUTION........................................................  13
LEGAL MATTERS...............................................................  13
EXPERTS.....................................................................  14
AVAILABLE INFORMATION.......................................................  14
INCORPORATION OF DOCUMENTS BY REFERENCE.....................................  14

                           FORWARD-LOOKING STATEMENTS

   This prospectus includes forward-looking statements. We based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about Summit, including:

   . Our anticipated growth strategies,

   . Anticipated trends in our businesses, including trends in the markets for insurance, mortgages, annuities and real estate,

   . Future interest rate trends, movements and fluctuations,

   . Future expenditures for purchasing receivables, and

   . Our ability to continue to control costs and accurately price the risk of default on the payment of receivables.

                               ----------------

   You should only rely on the information contained in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the certificates. You should read both this prospectus and the attached Annual Report on Form 10-K of Summit for the fiscal year ended September 30, 1999, carefully before you make your investment decision.

                   The Summit Consolidated Group Of Companies

General

   Summit Securities, Inc. was incorporated under the laws of the State of Idaho on July 25, 1990. Its principal executive offices are located at 601 West First Avenue, Spokane, Washington 99201-5015. Its mailing address is P.O. Box 2162, Spokane, Washington 99210-2162 and its telephone number is (509) 838-3111. Summit also maintains an office at 8601 W. Emerald, Suite 150, Boise, Idaho 83704 and its telephone number at that address is (208) 376-8260. Summit and its subsidiaries are collectively referred to in this prospectus as the "consolidated group," while the terms "Summit," "we" and "our" refer solely to the parent company, Summit Securities, Inc.

History

   We were founded in 1990, as a wholly owned subsidiary of Metropolitan Mortgage & Securities Co., Inc., or "Metropolitan." We were later acquired by National Summit Corp. on September 9, 1994. In the first six months of 1995, we acquired a broker/dealer, Metropolitan Investment Securities, Inc. from Metropolitan, and created a subsidiary holding company, Summit Group Holding Company. Summit Group Holding Company then acquired Old Standard Life Insurance Company from Metropolitan. On December 28, 1995, Old Standard acquired another insurance company, Arizona Life Insurance Company, which subsequently changed its name to Old West Annuity & Life Insurance Company. We also own a property development company, Summit Property Development, Inc. The chart on the next page depicts the relationship among the significant companies within the consolidated group. The chart excludes affiliated companies that are not subsidiaries of Summit.

   Even though our parent company changed from Metropolitan to National, we continue to be controlled by C. Paul Sandifur, Jr., who is both the owner of National and the Chief Executive Officer, President and controlling shareholder of Metropolitan. As a result of Mr. Sandifur's control, we have several affiliates that are subsidiaries of Metropolitan, including Metwest Mortgage Services, Inc. and Western United Life Assurance Company. Collectively, Metropolitan, Metwest and Western United are referred to as "affiliated companies."

Business

   The consolidated group is engaged in a nationwide business of originating, acquiring, holding and selling receivables. These receivables include small to mid-sized commercial real estate loans and real estate contracts and promissory notes that are secured by first position liens on residential real estate. The consolidated group also invests in receivables consisting of real estate contracts and promissory notes secured by second and lower position liens, structured settlements, annuities, lottery prizes, and other investments. Currently, the consolidated group is focusing its receivable investing activities on loans collateralized by commercial real estate. The receivables secured by real estate are typically non-conventional because they were either financed by the sellers of the property or they were originated by institutional lenders who originate loans for borrowers with impaired credit or for non-conventional properties. In addition to receivables, the consolidated group invests in investment securities, including U.S. Treasury obligations, corporate bonds and other securities, and in other assets.

   Our capital to invest in these receivables comes from several sources. The consolidated group uses funds generated from receivable cash flows, the sale of annuities, the sale and securitization of receivables, the sale of certificates and preferred stock, collateralized borrowing, and securities portfolio earnings.

   The affiliated companies provide services to the consolidated group for a fee and engage in various business transactions with the consolidated group. Metropolitan provides receivable acquisition services, and Metwest provides receivable collection and servicing to Summit, Old Standard and Old West. For a more detailed discussion of the business of the consolidated group, see
"Item 1" in Summit's Annual Report filed on Form 10-K for the year ended September 30, 1999, which is attached to this prospectus.

Organizational Chart
(as of September 30, 1999)

   The consolidated group consists of Summit Securities, Inc. and all of its subsidiaries. The chart below lists the principal operating subsidiaries and ownership of the consolidated group.





                                    [CHART]

   National Summit Corp.: The parent company of Summit; inactive except as owner of Summit Securities, Inc. It is wholly owned by C. Paul Sandifur, Jr., who is also president and controlling shareholder of Metropolitan.

   Summit Securities, Inc.: Invests in receivables and other investments that are principally funded by proceeds from receivable investments, other investments and securities offerings.

   Metropolitan Investment Securities, Inc.: Broker/dealer that is in the business of marketing securities that are offered by Summit and Metropolitan, mutual funds and general securities.

   Summit Property Development, Inc.: Provides real estate development services to others; principally to Metropolitan and its subsidiaries.

   Summit Group Holding Company: Inactive except as the owner of Old Standard Life Insurance Company.

   Old Standard Life Insurance Company: Invests in receivables and other investments that are principally funded by proceeds from receivable investments and from annuity sales.

   Old West Annuity & Life Insurance Company: Formerly known as Arizona Life Insurance Company; invests in receivables and other investments that are principally funded by the proceeds from receivable investments and from annuity sales.

                      Summary of the Certificate Offering

 Certificate offering.............  We are offering $50,000,000 in principal amount of investment certificates, series
                                    B. They will be issued at the minimum
                                    investment amounts, terms and rates listed
                                    on the cover page of this prospectus. There
                                    is no minimum amount of certificates that
                                    must be sold. Certificates will be issued
                                    only in book-entry form. See "DESCRIPTION
                                    OF CERTIFICATES."

 Certificates.....................  The certificates are unsecured debt instruments of Summit. At September 30,
                                    1999, we had outstanding approximately
                                    $71,807,000, including principal and
                                    compounded and accrued interest, of
                                    certificate debt and $280,000, including
                                    principal and accrued interest, of
                                    collateralized debt and similar
                                    obligations. See "CAPITALIZATION."

 Principal and interest payments..  You may elect one of three options to receive principal and interest payments on the certificates: (1) to receive interest monthly, quarterly, semi-annually or annually, without compounding, (2) to leave the interest with Summit and it will compound semi-annually, or (3) for the certificates purchased under the installment option, equal monthly installments of principal and interest in accordance with an amortization schedule that you select. We may change the minimum investment amounts, terms and interest rates on unissued certificates offered in this prospectus from time to time by supplementing this prospectus. The terms of certificates issued prior to any change will not be affected by the change. See
                                    "DESCRIPTION OF CERTIFICATES--Payment of
                                    Principal and Interest."

 Use of proceeds..................  We will use the proceeds from the sales of this certificate offering to invest in
                                    receivables and to make other investments,
                                    which may include investments in existing
                                    subsidiaries, new business ventures or to
                                    acquire other companies. We may also use
                                    the proceeds to retire maturing investment
                                    certificates, pay preferred stock
                                    dividends, for property development and for
                                    general corporate purposes. See "USE OF
                                    PROCEEDS."

 Risk factors.....................  Your investment in the certificates involves risk. You should review the risks
                                    described in this prospectus and those
                                    described in the attached Annual Report on
                                    Form 10-K of Summit before you invest in
                                    the certificates. See "RISK FACTORS" for a
                                    discussion of the risks associated with
                                    investing in the certificates.

                                 Capitalization

   The following table sets forth the capitalization of the consolidated group at September 30, 1999:

Debt Payable:
  Real estate contracts and mortgage notes payable 6.5% to 8.0%,
   due 1999 to 2020............................................... $   279,792
                                                                   -----------
  Total Debt Payable..............................................     279,792
                                                                   -----------
Investment Certificates:
  Investment Certificates, maturing 1999 to 2009, at 6.1% to
   10.0%..........................................................  65,504,128
  Compound and accrued interest...................................   7,302,776
                                                                   -----------
  Total Investment Certificates...................................  71,806,904
                                                                   -----------
Stockholders' Equity:
  Preferred Stock, $10 par: 10,000,000 shares authorized; 155,747 shares issued and outstanding (liquidation preference
   $15,574,690)...................................................   1,557,469
  Common Stock, $10 par: 2,000,000 shares authorized; 10,000
   shares issued and outstanding..................................     100,000
  Additional paid-in capital......................................  11,988,926
  Retained earnings...............................................   7,397,310
  Accumulated other comprehensive loss............................  (1,938,750)
                                                                   -----------
  Total Stockholders' Equity......................................  19,104,955
                                                                   -----------
  Total Capitalization............................................ $91,191,651
                                                                   ===========

                      Summary Consolidated Financial Data

   The summary consolidated financial data shown below as of September 30, 1999 and 1998 and for the years ended September 30, 1999, 1998 and 1997, other than the ratios of earnings to fixed charges and preferred stock dividends, have been derived from, and should be read in conjunction with, the consolidated financial statements, related notes, and Management's Discussion and Analysis of Financial Condition and Results of Operations appearing in Summit's Form 10-K, which is incorporated into and attached to this prospectus. The consolidated financial data shown below as of September 30, 1997, 1996 and 1995 and for the years ended September 30, 1996 and 1995, other than the ratios of earnings to fixed charges and preferred stock dividends, have been derived from consolidated financial statements not included elsewhere in this prospectus.

                                             Year Ended September 30,
                              1999          1998          1997          1996         1995
                          ------------  ------------  ------------  ------------  -----------
INCOME STATEMENT DATA:
Revenues................  $ 36,198,936  $ 29,965,547  $ 19,785,462  $ 14,536,449  $ 9,576,615
                          ============  ============  ============  ============  ===========
Net income..............  $  2,814,828  $  2,524,027  $  1,851,240  $  1,244,522  $   587,559
Preferred stock
 dividends..............      (838,356)     (498,533)     (446,560)     (333,606)    (309,061)
                          ------------  ------------  ------------  ------------  -----------
Income applicable to
 common stockholder.....  $  1,976,472  $  2,025,494  $  1,404,680  $    910,916  $   278,498
                          ============  ============  ============  ============  ===========

PER COMMON SHARE DATA:
Basic and diluted income
 per share applicable to
 common stockholder.....  $     197.65  $     202.55  $     140.47  $      91.09  $     27.85
                          ============  ============  ============  ============  ===========
Weighted average number
 of common
 shares outstanding.....        10,000        10,000        10,000        10,000       10,000
                          ============  ============  ============  ============  ===========
Cash dividends per
 common share...........  $       0.00  $      21.07  $       0.00  $       0.00  $      0.00
                          ============  ============  ============  ============  ===========
Ratio of earnings to
 fixed charges..........          1.57          1.64          1.46          1.40         1.25
Ratio of earnings to
 fixed charges and
 preferred
 stock dividends........          1.34          1.46          1.31          1.26         1.11

BALANCE SHEET DATA:
Due from/(to) affiliated
 companies, net.........  $   (151,077) $ 10,985,805  $    870,525  $  1,296,290  $(1,960,104)
Total assets............  $295,115,959  $206,594,234  $166,354,070  $117,266,680  $96,346,572
Investment certificates
 and other debt
 payable................  $ 72,086,696  $ 56,078,514  $ 50,607,983  $ 46,674,841  $38,650,532
Stockholders' equity....  $ 19,104,955  $ 10,684,064  $  7,756,643  $  5,358,774  $ 3,907,067

                                  RISK FACTORS

   When deciding whether or not to purchase the certificates, you should carefully consider the risks contained in the section entitled "BUSINESS OVERVIEW--Factors Affecting Future Operating Results" of Summit's Annual Report on Form 10-K for the year ended September 30, 1999, incorporated into and attached to this prospectus. You should also consider the following risks associated with an investment in the certificates:

 The indenture does not restrict our
 ability to incur additional debt.... Summit's and your rights and obligations in the certificates are defined in an
                                      indenture dated as of November 15, 1990.
                                      The indenture does not restrict our
                                      ability to issue additional certificates
                                      or to incur other debt. We are not
                                      required to maintain any specified
                                      financial ratios, minimum net worth,
                                      minimum working capital or a sinking
                                      fund.

 Certificates are not insured against
 the risk of loss.................... The certificates offered in this prospectus are unsecured obligations of
                                      our company and they are not insured or
                                      guaranteed by any bank, any governmental
                                      agency, any insurance company, any
                                      affiliate of our company or any other
                                      person or entity. Thus, the certificates
                                      have greater risk than investments that
                                      are insured against the risk of loss.

 Certificates are not a liquid
 investment due to the absence of an
 established trading market.......... There is no trading market for the certificates and it is not anticipated
                                      that one will develop. Generally, you
                                      cannot have your certificates redeemed
                                      until they mature. There are only limited
                                      situations in which certificates will be
                                      redeemed early. These may include
                                      situations where there is a mutual
                                      agreement between you and Summit, or when
                                      the "prepayment on death" provision
                                      applies. You should consider your needs
                                      for liquidity before investing in the
                                      certificates and you should be prepared
                                      to hold any certificates purchased in
                                      this offering until their maturity. See
                                      "DESCRIPTION OF CERTIFICATES."

 Risk of holding book-entry
 certificates because there are no
 physical certificates to transfer... Our use of book-entry certificates rather than actual physical certificates in this offering could limit the markets for these securities, prevent a secondary market from forming and could delay payments to you. The absence of physical certificates for the certificates may prevent a secondary market from developing because investors may be unwilling to invest in securities if they cannot obtain delivery of physical certificates. The use of book-entry certificates may delay payments to you because distributions on the certificates would be made first to the person in whose name the certificates are registered.

                                USE OF PROCEEDS

   If all of the certificates we are offering are sold, we expect proceeds to total $50,000,000 before deducting sales commissions and other expenses. Offering expenses are estimated at $156,000 and sales commissions will be a maximum of six percent (6%) of the offering proceeds. There can be no assurance, however, that any of the certificates can or will be sold.

   In conjunction with the other funds available to us through operations and/or borrowings, we currently plan to utilize the proceeds of the certificate offering for the following purposes: priority will be given first to (1) funding investments in receivables and other investments, which may include investments in existing subsidiaries, the commencement of new business ventures or the acquisition of other companies, and then to (2) the development of real estate. We do not have any commitments or agreements for material acquisitions. However, the consolidated group continues to evaluate possible acquisition candidates. To the extent internally generated funds are insufficient or unavailable for the retirement of maturing certificates, proceeds of this offering may be used for retiring maturing investment certificates, preferred stock distributions and for general corporate purposes, including debt service and other general operating expenses. Approximately $8.6 million in principal amount of debt securities will mature between February 1, 2000 and January 31, 2001 with interest rates ranging from 6.1% to 10.0% and averaging approximately 7.8% per annum. See "BUSINESS OVERVIEW--Factors Affecting Future Operating Results" under Item 1 in our Annual Report on Form 10-K for the year ended September 30, 1999.

   We anticipate that some of the proceeds from this offering will be invested in money market funds, bank repurchase agreements, commercial paper, U.S. Treasury Bills and similar securities investments while awaiting use as described above. Since we do not know the total principal amount of certificates that will be sold, we are unable to accurately forecast the total net proceeds generated by this offering. Therefore, we have not allocated specific amounts for any of the foregoing purposes.

   In the event substantially less than the maximum proceeds are obtained, we do not anticipate any material changes to our planned use of proceeds from those described above.

                          DESCRIPTION OF CERTIFICATES

General

   The certificates will be issued under an indenture dated as of November 15, 1990 and a supplement to the indenture dated as of December 31, 1997. We refer to both of these documents together as the "indenture." The following statements relating to the certificates and the indenture are summaries and are not complete. These summaries are subject to the detailed provisions of the indenture and are qualified in their entirety by reference to the indenture, a copy of which is filed as an exhibit to the registration statement that includes this prospectus and is also available for inspection at the office of the trustee.

   The certificates will represent unsecured general obligations of Summit and will be issued in book-entry form without coupons, in fractional denominations of $0.01 or more subject to the stated minimum investment amount requirements. The certificates will be sold to the public at 100% of their principal amount. The certificates will be issued in accordance with the minimum investment amounts, maturities and interest rates listed on the cover page of this prospectus. We may change the stated interest rates, maturities, and minimum investment amounts of any unissued certificates at any time by supplementing this prospectus. Any change will have no effect on the terms of the certificates sold prior to the change.

   Certificates may be transferred or exchanged for other certificates of the same series, of a like aggregate principal amount, subject to the limitations contained in the indenture. No service charge will be made for any transfer or exchange of certificates. We may require payment of taxes or other governmental charges imposed in connection with any transfer or exchange. Interest will accrue at the stated rate from the date of issue until maturity. The certificates are not convertible into capital stock or any other securities of Summit.

   The certificates are not subject to redemption prior to maturity, but may be prepaid pursuant to the prepayment on death provision described below. Also, in limited circumstances involving an investor's demonstrated financial hardship, subject to regulatory restrictions affecting redemptions and exchanges of securities during an offering, we may, in our sole discretion, consider a request for an early payment of a certificate upon terms mutually agreed to by the holder of the certificate and Summit. Early payment requests are reviewed in the order received and are subject to review by Summit's executive management.

Payment of Principal and Interest

   Interest will be payable to certificate holders under one of several interest payment plans. You may select an interest payment plan at the time you purchase the certificates and can change this plan at any time by giving written notice to Summit. You may elect to have interest paid on a monthly, quarterly, semi-annual or annual basis, without compounding. Or, you may elect to leave the accrued interest with Summit, in which case it will compound semi-annually at the stated interest rate. Under this compounding option, upon written notice to Summit, you may withdraw the interest accumulated during the last two completed semi-annual compounding periods as well as the interest accrued from the end of the last compounding period to the date Summit receives the notice. Amounts compounded prior to the last two semi-annual compounding periods are available only at maturity.

   Alternatively, under the installment option, at your election, at the time of investment and subject to the minimum term and investment requirements listed on the cover page of this prospectus, level monthly installments comprised of principal and interest will be paid to you commencing 30 days from date of issue of the certificate until maturity. The amount of each installment will be determined by the amortization term you designate at the time the certificate is purchased.

   Certificate holders are notified in writing between 15 and 45 days prior to the date their certificates will mature. When a certificate matures, the amounts due on maturity are placed in a separate bank trust account until paid to the registered owner(s). Certificates do not earn interest after the maturity date. Summit will pay the principal and accumulated interest due on matured certificates to the registered owner(s) in cash at Summit's main office in Spokane, Washington or by check mailed to the address designated by the registered owner.

Prepayment on Death

   In the event of the death of a certificate holder, any party entitled to receive some or all of the proceeds from that certificate may elect to have his or her portion of the principal and any accrued but unpaid interest prepaid in full in five consecutive equal monthly installments. Interest will continue to accrue on the declining principal balance of the portion of the certificate being prepaid. No interest penalty will be assessed. Any request for prepayment shall be made to Summit in writing and shall be accompanied by evidence satisfactory to Summit of the death of the registered owner or joint registered owner. Before prepayment, we may require the submission of additional documents or other material which we consider necessary to determine the portion of the proceeds the requesting party is entitled to receive, or assurances which, in our discretion, we consider necessary to fulfill our obligations.

Related Indebtedness

   The indenture governing the certificates does not restrict our ability to issue additional certificates or to incur other debt. The indenture does not require us to maintain any specified financial ratios, minimum net worth or minimum working capital. There is no sinking fund for the redemption of the certificates. Certificates will not be guaranteed or insured by any governmental agency. At September 30, 1999, Summit had outstanding approximately $71,807,000, including principal and compounded and accrued interest, of certificate debt and $280,000, including principal and accrued interest, of collateralized debt and similar obligations. The certificates offered in this prospectus are senior in liquidation preference to all outstanding equity securities of

Summit. They are subordinate to Summit's collateralized debt and are on a parity with unsecured accounts payable and accrued liabilities. The certificates rank equally with our other certificates that are outstanding. There are no limitations on our ability to incur additional debt. You should not rely on the terms of the indenture for protection of your investment, but should look rather to the creditworthiness of Summit and its ability to satisfy its obligations.

Concerning the Trustee

   First Trust National Association was appointed successor trustee under the indenture on April 24, 1996. First Trust assumed all of the duties and obligations of the trustee contained in the indenture. The trustee is obligated under the indenture to oversee and, if necessary, to take action to enforce fulfillment of Summit's obligations to certificate holders. The trustee is a national banking association with a combined capital and surplus in excess of $100 million. Summit and some of its affiliates may maintain deposit accounts with and may, from time to time, borrow money from the trustee and conduct other banking transactions with it. At September 30, 1999, and as of the date of this prospectus, no loans from the trustee were outstanding. In the event of default, the indenture permits the trustee to become a creditor of Summit and does not preclude the trustee from enforcing its rights as a creditor, including rights as a holder of collateralized indebtedness.

Rights and Procedures in the Event of Default

   Events of default include:

  . the failure of Summit to pay interest on any certificate for a period of 30 days after it becomes due and payable;

  . the failure to pay the principal or any required installment of any certificate when due;

  . the failure to perform any other covenant in the indenture for 60 days after notice; and

  . some events of bankruptcy, insolvency or reorganization with respect to Summit.

   If an event of default occurs, either the trustee or the holders of 25% or more in principal amount of certificates then outstanding may declare the principal of all the certificates outstanding to be immediately due and payable.

   The trustee must give the certificate holders notice by mail of any default within 90 days after the occurrence of the default, unless it has been cured or waived. The trustee may withhold the notice if it determines in good faith that withholding the notice is in the best interests of the certificate holders, unless the default is a failure to pay principal or interest on any certificate.

   Subject to some conditions, any of these defaults, except for a failure to pay principal or interest when due, may be waived by the holders of a majority in aggregate principal amount of the certificates then outstanding. The holders will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any power conferred on the trustee, except as otherwise provided in the indenture. The trustee may require reasonable indemnity from holders of certificates before acting at their direction.

   Within 120 days after the end of each fiscal year, Summit must furnish to the trustee a statement of some of the officers of Summit concerning their knowledge as to whether or not Summit is in default under the indenture.

Modification of the Indenture

   Certificate holders' rights may be modified with the consent of the holders of 66 2/3% of the outstanding principal amounts of certificates, and 66 2/3% of those series specifically affected. In general, no adverse modification of the terms of payment and no modifications reducing the percentage of certificates required for modification is effective against any certificate holder without his or her consent.

Restrictions on Consolidation, Merger and Other Fundamental Corporate Changes

   Summit may not consolidate with or merge into any other corporation or transfer substantially all its assets unless either Summit is the continuing corporation after the consolidation or merger or the person acquiring by conveyance or transfer of the assets is a corporation organized and existing under the laws of the United States, or any state of the United States, which assumes the performance of every covenant of Summit under the indenture and other conditions precedent are fulfilled.

Transfer Agent and Registrar

   Metropolitan acts as the transfer agent and registrar of the certificates.

                              PLAN OF DISTRIBUTION

   The certificates are being offered to the public on a continuing best efforts basis through Metropolitan Investment Securities, Inc. ("MIS"), which is one of our subsidiaries. Accordingly, the offering has not received the independent selling agent review customarily made when an unaffiliated selling agent offers securities. No commission or other expense of the offering will be paid by the purchasers of the certificates. A commission will, however, be paid by Summit on most certificate purchases up to a maximum amount of 6% of the certificate price, generally depending on the term of the certificate and whether or not the transaction is a reinvestment or new purchase. Certificates are offered only for cash or cash equivalents. MIS will transmit funds it receives directly to Summit by noon of the next business day after receipt. During the three fiscal years ended September 30, 1999, MIS received commissions of $2,128,000 from Summit on sales of approximately $53,230,000 of Summit's debt securities.

   MIS is a member of the National Association of Securities Dealers, Inc. Due to the affiliation of Summit and MIS, Rule 2720 of the NASD Conduct Rules requires, in part, that a qualified independent underwriter be engaged to make a recommendation regarding the interest rates to be paid on the certificates offered by this prospectus. Accordingly, MIS has obtained a letter from Cruttenden Roth Incorporated ("Cruttenden"), a NASD member, stating that the interest rates on the certificates, using a formula tied to corresponding interest rates paid by the U.S. Treasury and regional financial institutions, are consistent with Cruttenden's recommendations, which were based on conditions and circumstances existing as of the date of this prospectus. Summit undertakes to maintain the interest rates on certificates no lower than those recommended by Cruttenden based on the formula. Therefore, the yield at which the certificates will be distributed will be no lower than that recommended by Cruttenden. Cruttenden has assumed the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. For performing its functions as a qualified independent underwriter with respect to the certificates offered in this prospectus, Cruttenden will receive $66,667 in fees.

   We have agreed to indemnify Cruttenden against, or make contributions with respect to some liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934.

   There is not now, and we do not expect that there will be in the future, a public trading market for the certificates. MIS does not intend to make a market for the certificates. See "RISK FACTORS."

   MIS may enter into selected dealer agreements with and reallow to dealers, who are members of the NASD, and some foreign dealers who are not eligible for membership in the NASD, a commission of up to 6% of the principal amount of certificates sold by these dealers.

                                 LEGAL MATTERS

   The legality of the certificates being offered by this prospectus will be passed upon for Summit by the law firm of Kutak Rock LLP, Denver, Colorado.

                                    EXPERTS

   The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Summit for the year ended September 30, 1999 have been incorporated in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

   We are subject to the informational requirements of the Securities Exchange Act and, in compliance with this act, file periodic reports and other information with the SEC. These reports and the other information we file with the SEC can be inspected and copied at the public reference facilities maintained by the SEC in Washington, D.C. at 450 Fifth Street, N.W., Washington, DC 20549 and at some of its regional offices which are located in the New York Regional Office, Seven World Trade Center, Suite 1300, New York, NY 10048, and the Chicago Regional Office, CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. In addition, the SEC maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants like Summit that file electronically with the SEC at the following Internet address: (http://www.sec.gov).

   We have filed with the SEC in Washington, D.C. a registration statement on Form S-2 under the Securities Act with respect to the certificates offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement, as permitted by the rules and regulations of the SEC.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

   The following document filed with the SEC is incorporated in this prospectus by reference:

   Annual Report on Form 10-K of Summit for the fiscal year ended September 30, 1999.

   Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

   Summit will provide without charge to each person, including to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been referenced in this prospectus other than exhibits to these documents. Requests for these copies should be directed to Corporate Secretary, Summit Securities, Inc., P.O. Box 2162, Spokane, Washington 99210-2162, telephone number (509) 838-3111.

                            Summit Securities, Inc.


                          [LOGO OF SUMMIT SECURITIES]


                 $50,000,000 Investment Certificates, Series B


                               ----------------

                                   PROSPECTUS

                               ----------------

                                        , 2000

                     Metropolitan Investment Services, Inc.

                                    PART II

                     Information Not Required in Prospectus

Item 14. Other Expenses of Issuance and Distribution

      SEC Registration Fee............................................ $ 13,200
      NASD Filing Fee.................................................    5,500
      Independent Underwriter Fee and Expenses........................   33,334
      Blue Sky Fees...................................................   13,000
      Accounting Fees and Expenses (1)................................   50,000
      Legal Fees and Disbursements (1)................................   15,000
      Printing Expenses (1)...........................................   24,500
      Miscellaneous Expenses (1)......................................    1,466
                                                                       --------
      Total Expenses.................................................. $156,000
                                                                       ========

----------
(1)Estimated

Item 15. Indemnification of Directors and Officers

   Summit has no contractual or other arrangement with its controlling persons, directors or officers regarding indemnification, other than as set forth in its Articles of Incorporation. Summit's Articles of Incorporation permits indemnification of a director, officer or employee up to the indemnification limits permitted by Washington state law which permits indemnification for judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding if the indemnified person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the corporation.

Item 16. Exhibits

   (a) Exhibits

      1.01  Form of Selling Agreement between Summit and Metropolitan
            Investment Securities, Inc. with respect to the certificates to be registered (incorporated by reference to Exhibit 1(a) to Registration No. 333-43829).
      1.02* Agreement to Act as "Qualified Independent Underwriter," between
            Summit, Metropolitan Investment Securities, Inc. and Cruttenden
            Roth Incorporated with respect to the certificates to be registered.
      1.03* Form of Pricing Recommendation Letter of Cruttenden Roth
            Incorporated with respect to the certificates to be registered.
      4.01  Indenture, dated as of November 15, 1990, between Summit and West
            One Bank, Idaho, N.A., Trustee (incorporated by reference to
            Exhibit 4(a) to Registration No. 333-36775).
      4.02  Tri-Party Agreement dated as of April 24, 1996 between West One
            Bank, First Trust and Summit, appointing First Trust as successor
            Trustee (incorporated by reference to Exhibit 4(c) to Registration
            No. 333-19787).
      4.03 First Supplemental Indenture between Summit and First Trust dated as of December 31, 1997 (incorporated by reference to Exhibit 4(c) to Registration No. 33-36775).
      5.01* Opinion of Kutak Rock LLP as to the validity of the certificates.
     10.01  Management Receivable Acquisition and Servicing Agreement between
            Summit and Metropolitan Mortgage & Securities Co., Inc. dated
            September 9, 1994 (incorporated by reference to Exhibit 10(a) to
            Registration No. 33-57619).

     10.02  Receivable Acquisition, Management and Services Agreement between
            Old Standard Life Insurance Company and Metropolitan Mortgage &
            Securities Co., Inc. dated December 31, 1994 (incorporated by reference to Exhibit 10(d) to Registration No. 333-115).
     10.03  Receivable Acquisition, Management and Services Agreement between
            Arizona Life Insurance Company and Metropolitan Mortgage &
            Securities Co., Inc. dated October 10, 1996 (incorporated by reference to Exhibit 10(d) to Registration No. 333-19787).
     10.04 Reinsurance Agreement between Western United Life Assurance Company and Old Standard Life Insurance Company (incorporated by reference to Exhibit 10(d) to Summit's Annual Report on Form 10-K filed
            January 7, 1998).
     11.01  Statement indicating computation of earnings per common share
            (incorporated by reference to Exhibit 11.01 to Summit's Annual
            Report on Form 10-K filed December 27, 1999).
     12.01 Statement of computation of ratio of earnings to fixed charges and preferred stock dividends (incorporated by reference to Exhibit
            11.01 to Summit's Annual Report on Form 10-K filed December 27,
            1999).
     23.01* Consent of PricewaterhouseCoopers LLP, Independent Accountants.
     23.02  Consent of Kutak Rock LLP (included in Exhibit 5.01).
     24.01  The Power of Attorney, included on Page II-4 of the Registration
            Statement, is incorporated herein by reference.
     25.01* Statement of eligibility of the trustee.

----------
*Filed herewith

Item 17. Undertakings

   (a)The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the "Act");

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling persons of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (c)The undersigned registrant hereby undertakes that:

    (1) For the purpose of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane, State of Washington, on this 5th day of January, 2000.

                                          SUMMIT SECURITIES, INC.

                                             /s/ Tom Turner
                                          _____________________________________
                                             Tom Turner, President

                               POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that the undersigned, whose signatures appear below, hereby constitute and appoint Tom Turner their true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as full and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


             Signature                        Title                 Date
             ---------                        -----                 ----

           /s/ Tom Turner           President and Director     January 5, 2000
 _________________________________   (Principal
             Tom Turner              Executive Officer)

        /s/ Philip Sandifur         Vice President and         January 5, 2000
 _________________________________   Director
          Philip Sandifur

          /s/ Greg Gordon           Secretary, Treasurer and   January 5, 2000
 _________________________________   Director
            Greg Gordon

         /s/ Robert Potter          Director                   January 5, 2000
 _________________________________
           Robert Potter

         /s/ Steven Crooks          Principal Accounting       January 5, 2000
 _________________________________   Officer and Principal
           Steven Crooks             Financial Officer

                               INDEX TO EXHIBITS

      1.01  Form of Selling Agreement between Summit and Metropolitan
            Investment Securities, Inc. with respect to the certificates to be registered (incorporated by reference to Exhibit 1(a) to Registration No. 333-43829).
      1.02* Agreement to Act as "Qualified Independent Underwriter," between
            Summit, Metropolitan Investment Securities, Inc. and Cruttenden
            Roth Incorporated with respect to the certificates to be registered.
      1.03* Form of Pricing Recommendation Letter of Cruttenden Roth
            Incorporated with respect to the certificates to be registered.
      4.01  Indenture, dated as of November 15, 1990, between Summit and West
            One Bank, Idaho, N.A., Trustee (incorporated by reference to
            Exhibit 4(a) to Registration No. 333-36775).
      4.02  Tri-Party Agreement dated as of April 24, 1996 between West One
            Bank, First Trust and Summit, appointing First Trust as successor
            Trustee (incorporated by reference to Exhibit 4(c) to Registration
            No. 333-19787).
      4.03 First Supplemental Indenture between Summit and First Trust dated as of December 31, 1997 (incorporated by reference to Exhibit 4(c) to Registration No. 33-36775).
      5.01* Opinion of Kutak Rock LLP as to the validity of the certificates.
     10.01  Management Receivable Acquisition and Servicing Agreement between
            Summit and Metropolitan Mortgage & Securities Co., Inc. dated
            September 9, 1994 (incorporated by reference to Exhibit 10(a) to
            Registration No. 33-57619).
     10.02  Receivable Acquisition, Management and Services Agreement between
            Old Standard Life Insurance Company and Metropolitan Mortgage &
            Securities Co., Inc. dated December 31, 1994 (incorporated by reference to Exhibit 10(d) to Registration No. 333-115).
     10.03  Receivable Acquisition, Management and Services Agreement between
            Arizona Life Insurance Company and Metropolitan Mortgage &
            Securities Co., Inc. dated October 10, 1996 (incorporated by reference to Exhibit 10(d) to Registration No. 333-19787).
     10.04 Reinsurance Agreement between Western United Life Assurance Company and Old Standard Life Insurance Company (incorporated by reference to Exhibit 10(d) to Summit's Annual Report on Form 10-K filed
            January 7, 1998).
     11.01  Statement indicating computation of earnings per common share
            (incorporated by reference to Exhibit 11.01 to Summit's Annual
            Report on Form 10-K filed December 27, 1999).
     12.01 Statement of computation of ratio of earnings to fixed charges and preferred stock dividends (incorporated by reference to Exhibit
            11.01 to Summit's Annual Report on Form 10-K filed December 27,
            1999).
     23.01* Consent of PricewaterhouseCoopers LLP, Independent Accountants.
     23.02  Consent of Kutak Rock LLP (included in Exhibit 5.01).
     24.01  The Power of Attorney, included on Page II-4 of the Registration
            Statement, is incorporated herein by reference.
     25.01* Statement of eligibility of the trustee.